UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For January 24, 2008

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Other Events.

On January 24, 2008, Hampden Kent Group LLC (“HKG”) filed a demand for arbitration against Fuwei Films (Holdings) Co., Ltd. (the "Company") with the American Arbitration Association’s (“AAA”) International Center for Dispute Resolution (“ICDR”), seeking damages in the amount of USD$3,800,000 plus costs and attorneys’ fees. HKG alleges that the Company owes HKG a fee in connection with HKG’s attempt to secure financing for the Company pursuant to a service agreement between the parties. The Company believes that it has adequate defenses against such claim by HKG and its response to the request is currently being considered.

The American Arbitration Association’s (“AAA”) International Center for Dispute Resolution (“ICDR”) first received a demand for arbitration from HKG on December 18, 2007. On December 26, 2007, the Company received notification from the AAA that HKG had not paid the appropriate filing fees and therefore had not met the AAA’s administrative filing requirement. The Company received notification of the January 24th filing after the appropriate fees had been paid.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By:	/s/ Xiaoan He
Name:	Xiaoan He
Title:	Chairman, Chief Executive Officer
Dated: January 31, 2008